For Immediate Release

Bright Minds Biosciences Commences Trading on the Nasdaq Under the Ticker Symbol “DRUG”

Vancouver, BC – November 3, 2021 – Bright Minds Biosciences (“Bright Minds,” “BMB” or the “Company”) (Nasdaq: DRUG) (CSE: DRUG), a biotechnology company focused on developing novel drugs for targeted treatment of neuropsychiatric disorders, epilepsy and pain, today announced that The Nasdaq Stock Market LLC has approved the listing of the Company’s common stock on The Nasdaq Capital Market (“Nasdaq”). Effective November 8, the shares will commence trading under the ticker symbol “DRUG.” Bright Minds will continue to maintain the listing of its Shares on the Canadian Stock Exchange (“CSE”) under the symbol “DRUG.”

“Our listing on Nasdaq marks an important corporate milestone for Bright Minds, as we continue to advance our innovative drug candidates in pursuit of an improved generation of targeted serotonin-based therapies,” stated Ian McDonald, CEO and Co-founder of Bright Minds Biosciences. “With encouraging preclinical data across several indications, we are progressing toward first-in-human trials with our lead drug candidate, BMB-101, for the treatment of Dravet syndrome, a devastating congenital and genetic disease affecting the nervous system. We expect to commence the trials in the first half of 2022.”

“Bright Minds is also committed to delivering significant returns to our shareholders. Trading on the world’s most liquid market in which all investors can participate helps us continue to actualize that objective. We look forward to continuing to work closely with all our key constituents – scientific, medical, and the capital markets – to bolster our excellent competitive positioning,” concluded Mr. McDonald.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds’ drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

About BMB-101

BMB-101, a 5-HT2C selective and biased agonist, has demonstrated compelling activity in a host of in-vitro and in-vivo non-clinical tests. Compared to Locaserin, BMB-101 exhibits strong Gq signaling coupled with minimal Arrestin recruitment. Mechanistically, Serotonin (5- Hydroxytryptamine, 5-HT) is a monoamine neurotransmitter widely expressed in the central nervous system, and drugs modulating 5-HT have made a major impact in mental health disorders. Central 5-HT systems have long been associated with the control of ingestive behavior and the modulation of behavioral effects of psychostimulants, opioids, alcohol and nicotine. Over the past decade, the various 5-HT receptor subtypes have been cloned and characterized. Results of clinical trials and animal studies indicate that 5-HT2C up receptor agonists may have therapeutic potential in the treatment of addiction by decreasing the intake of opioids as well as impulsive behavior that can escalate compulsive drug use.

About Dravet Syndrome

Dravet syndrome is an epilepsy syndrome that begins in infancy or early childhood and can include a spectrum of symptoms ranging from mild to severe. Children with Dravet initially show focal (confined to one area) or generalized (throughout the brain) convulsive seizures that start before 15 months of age (often before age one). These initial seizures are often prolonged and involve half of the body, with subsequent seizures that may switch to the other side of the body. These initial seizures are frequently provoked by exposure to increased temperatures or temperature changes, such as getting out of a bath. Other seizure types emerge after 12 months of age and can be quite varied. Status epilepticus – a state of continuous seizure requiring emergency medical care – may occur frequently in these children, particularly in the first five years of life. Dravet syndrome affects an estimated 1:15,700 individuals in the U.S., or 0.0064% of the population (Wu 2015). Approximately 80-90% of those, or 1:20,900 individuals, have both an SCN1A mutation and a clinical diagnosis of DS. This represents an estimated 0.17% of all epilepsies.1 As an area of high, unmet medical need, there currently exist only three FDA-approved medications for the treatment of DS: (1) Fintepla® (fenfluramine), which has a black-box label; (2) Diacomit® (stiripentol) and (3) Epidolex® (cannabidiol).2

Forward-Looking Information and Additional Cautionary Language

This news release contains statements and information that, to the extent that they are not historical fact, may constitute “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information may include financial and other projections, as well as statements regarding future plans, objectives or economic performance, or the assumption underlying any of the foregoing. This news release uses words such as “may,” “would,” “could,” “likely,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “forecast,” “project,” “estimate,” “outlook,” and other similar expressions to identify forward-looking information. The forward-looking statements and information in this news release include information relating to the Company’s progress towards first-in-human trials and the advancement of the Company’s drug candidates. Forward-looking information involves significant risks, assumptions, uncertainties and other factors that may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements and accordingly, should not be read as guarantees of future performance or results. Assumptions used to develop the forward-looking information in this news release includes the assumption that the development and testing of the Company’s drug candidates, operations, market, marketing plans and strategies, competitive conditions, future developments, and proprietary protections continue as projected.

1 Wu YW, Sullivan J, McDaniel SS, Meisler MH, Walsh EM, Li SX, Kuzniewicz MW. Incidence of Dravet Syndrome in a US Population. Pediatrics. 2015 Nov;136(5):e1310-5. doi: 10.1542/peds.2015-1807 https://pubmed.ncbi.nlm.nih.gov/26438699/

2 Genetic and Rare Diseases Information Center (NIH). (2020, July 6). Dravet syndrome. Dravet Syndrome. Retrieved October 30, 2021, from https://rarediseases.info.nih.gov/diseases/10430/dravet-syndrome

Actual results, performance or achievement could differ materially from that expressed in, or implied by, any forward-looking information in this news release and, accordingly, readers should not place undue reliance on any such forward-looking information. Further, any forward-looking statement speaks only as of the date on which such statement is made. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The Company does not undertake any obligations to update any forward-looking information to reflect information, events, results, circumstances or otherwise after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

Investor Contacts:

Lisa Wilson

Founder & President

In-Site Communications, Inc.

489 Fifth Avenue, 29th Floor

New York, NY 10017

E: lwilson@insitecony.com

Josh Blacher

Vice President, Corporate Development

Bright Minds Biosciences, Inc.

19 Vestry Street

New York, NY 10013

E: josh@brightmindsbio.com